UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2014 Commission File Number: 001-34602
DAQO NEW ENERGY CORP.
666 Longdu Avenue Wanzhou, Chongqing 404000 People’s Republic of China (86-23) 6486-6666
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Daqo New Energy Corp. is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Exhibit Description

Exhibit 1.1	Form of Underwriting Agreement

Exhibit 5.1	Opinion of Travers Thorp Alberga, the Cayman Islands counsel to the Registrant, regarding the issue of ordinary shares being registered

Exhibit 8.1	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

Exhibit 8.2	Opinion of Jun He Law Offices regarding certain PRC tax law matters

Exhibit 23.1	Consent of Travers Thorp Alberga (included in Exhibit 5.1)

Exhibit 23.2	Consent of Jun He Law Offices

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of Daqo New Energy Corp. (Registration Number 333-195239).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Director and Chief Executive Officer

Date: May 13, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 1.1	Form of Underwriting Agreement

Exhibit 5.1	Opinion of Travers Thorp Alberga, the Cayman Islands counsel to the Registrant, regarding the issue of ordinary shares being registered

Exhibit 8.1	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

Exhibit 8.2	Opinion of Jun He Law Offices regarding certain PRC tax law matters

Exhibit 23.1	Consent of Travers Thorp Alberga (included in Exhibit 5.1)

Exhibit 23.2	Consent of Jun He Law Offices